JACKSON L. MORRIS

Attorney at Law
Admitted in Florida and Georgia (inactive)
November 24, 2014
Submitted via the EDGAR System

Pamela Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Galenfeha, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 24, 2014
File No. 333- 198573

Dear Ms. Long:

Filed concurrently herewith in response to your letter of comments dated October 8, 2014 is the registrant’s amendment no. 2 to the above referenced registration statement. This amendment is identical to the post effective amendment no. 3 to the registration statement on Form S-1, SEC File No. 333-188800, except the number of shares registered have been limited to 26,560,000 for selling stockholders not included in that earlier registration and the purported shelf registration has been eliminated.

Comment 1. This amendment includes a preliminary prospectus which limits the offering to 26,560,000 shares for selling stockholders not included in that earlier registration and eliminates the purported shelf registration.

Comment 2. Not applicable to this pre-effective amendment.

Comment 3. Not applicable to this pre-effective amendment.

Comment 4. Referencing the staff’s comment letter dated September 17, 2014.

Comment 1. As noted above, this amendment is limited to 26,560,000 shares for selling stockholders not included in registration no. 333-188800 and does not cover a purported shelf registration on behalf of the Registrant. The Registrant is not combining prospectuses pursuant to Rule 429 in this amendment.

Comment 2. The Registrant is not combining prospectuses for its two registration statements. As noted above, this registration statement reflects only 26,560,000 shares for selling stockholders not included in that earlier registration and the purported shelf registration has been eliminated.

Comment 3. We do not know if any of the listed selling stockholders have sold shares.

Comment 4. This comment does not appear to apply to this registration statement, in view of the amendment filed concurrently herewith.

3116 West North A Street <> Tampa, Florida 33609-1544
Phone 813-874-8854 <> Cell 813-892-5969 <> Facsimile 800-310-1695
e-mail: jmorris8@tampabay.rr.com <> jackson.morris@rule144solution.com
www.Rule144Solution.com

Comment 5. The Commission file number has been included at the upper right hand corner of the facing sheet.

Comment 6. I am optimistic that this amendment has been correctly identified by amendment number..

Comment 7. As noted above, the Registrant is not combining prospectuses at this time pursuant to this amendment.

Comment 8. The fee table has been revised to reflect registration of only 26,560,000 shares for selling stockholders.

Comment 9. The Registrant’s shares are now trading and changes have been included reflecting this fact.

Comment 10. The number of shares registered for selling stockholders in this registration statement has been reduced. Part II, Item 15 has been expanded (as included in the post-effective amendment to registration no. 333-188800) to describe the private placement offering in which all securities have been sold.

Comment 11. All incorporations by reference have been removed and the previously incorporated information and financial statements included in their entirety in this amendment.

Thanks you for your attention to this matter. Do not hesitate to contact me in the event you have any questions regarding this amendment, the other pending registration statement or reports filed by the registrant.

Very truly yours,

 /s/ Jackson L. Morris

 Jackson L. Morris